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                                                                     EXHIBIT 3.1


                                 AMENDMENT NO. 3

                                       TO

                                       THE

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                             CARRIZO OIL & GAS, INC.


                  The following Amendment No. 3 to the Amended and Restated Bylaws, is adopted by the Board of Directors of Carrizo Oil & Gas, Inc. (the "Corporation") as of February 20, 2002:

         1. Article V, Section 9 of the Amended and Restated Bylaws is amended by replacing the definition of "Change of Control" in its entirety with the following:

                  "Change in Control" means a change in control of the Corporation occurring after the date of adoption of these Amended and Restated Bylaws of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Corporation is then subject to such reporting requirement; provided, however, that, without limitation, such a Change in Control shall be deemed to have occurred if at any time after the date of adoption of these Amended and Restated Bylaws (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 40% or more of the combined voting power of the Corporation's then outstanding securities without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such person attaining such percentage interest; (ii) the Corporation is a party to a merger, consolidation, share exchange, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter or
         (iii) during any 15-month period, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds of the
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         directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

                  Nothing in the Shareholders Agreement dated December 15, 1999 among S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, CB Capital Investors, L.P. ("Chase") and certain other investors (the "Shareholders Agreement") or in the transactions contemplated by the Securities Purchase Agreement dated December 15, 1999 among Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, Chase and certain other investors, as it may be amended from time to time (including the addition of any new parties thereto), shall constitute a "Change of Control" within the definition in this Section 9. Without limiting the generality of the foregoing, no "Change of Control" shall result from the attribution of beneficial ownership directly or indirectly through the Shareholders Agreement such that a shareholder is deemed to beneficially own 40% or more of the shares of the Company's common stock then outstanding (a "40% Holder"), unless such shareholder would be deemed to be a 40% Holder in the absence of the Shareholders Agreement.

                  Nothing in the Shareholders Agreement dated February __, 2002 among S.P. Johnson IV, Frank A. Wojtek, Paul B. Loyd, Jr., Douglas A.P. Hamilton, Steven A. Webster, Mellon Ventures, L.P. ("Mellon") and certain other investors (the "Shareholders Agreement") or in the transactions contemplated by the Securities Purchase Agreement dated February __, 2002 among Steven A. Webster, Mellon and certain other investors, as it may be amended from time to time (including the addition of any new parties thereto), shall constitute a "Change of Control" within the definition in this Section 9. Without limiting the generality of the foregoing, no "Change of Control" shall result from the attribution of beneficial ownership directly or indirectly through the Shareholders Agreement such that a shareholder is deemed to beneficially own 40% or more of the shares of the Company's common stock then outstanding (a "40% Holder"), unless such shareholder would be deemed to be a 40% Holder in the absence of the Shareholders Agreement.

         2. Amendment No. 2 to the Amended and Restated Bylaws, as adopted by the Board of Directors of the Corporation on December 15, 2001, incorrectly referred to the "Change in Control" provision as "Article IV" and is hereby corrected to refer to such provision as "Article V."